

Bank of America Merrill Lynch
2015 Leveraged Finance Conference

December 2, 2015



FORWARD LOOKING STATEMENTS

This presentation contains "forward-looking" statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created thereby. These forward-looking statements reflect our current views with respect to, among other things, our operations and financial performance. All statements herein or therein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases, such as "anticipate," "estimate," "plan," "project," "expect," "believe," "intend," "foresee," "forecast," "will," "may," "outlook" or the negative version of these words or other similar words or phrases. These statements discuss, among other things, our strategy, store openings, integration and remodeling, the development, implementation and integration of our Internet business, future financial or operational performance, projected sales for certain periods, same store sales from one period to another, cost savings, results of store closings and restructurings, outcome or impact of pending or threatened litigation, domestic or international developments, amount and allocation of future capital expenditures, growth initiatives, inventory levels, cost of goods, selection and type of merchandise, marketing positions, implementation of safety standards, future financings, estimates regarding future effective tax rates, and other goals and targets and statements of the assumptions underlying or relating to any such statements.

These statements are subject to risks, uncertainties and other factors, including, among others, the seasonality of our business, competition in the retail industry, changes in our product distribution mix and distribution channels, general economic factors in the United States and other countries in which we conduct our business, consumer spending patterns, birth rates, our ability to implement our strategy including implementing initiatives for season, our ability to recognize cost savings, implementation and operation of our new eCommerce platform, marketing strategies, the availability of adequate financing, access to trade credit, changes in consumer preferences, changes in employment legislation, our dependence on key vendors for our merchandise, political and other developments associated with our international operations, potential savings in connection with any store closings, costs of goods that we sell, labor costs, transportation costs, domestic and international events affecting the delivery of toys and other products to our stores, product safety issues including product recalls, the existence of adverse litigation, changes in laws that impact our business, our substantial level of indebtedness and related debt-service obligations, restrictions imposed by covenants in our debt agreements and other risks, uncertainties and factors set forth under Item 1A entitled "RISK FACTORS" of Toys"R"Us, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2015 and its other reports and documents filed with the Securities and Exchange Commission. In addition, we typically earn a disproportionate part of our annual operating earnings in the fourth quarter as a result of seasonal buying patterns and these buying patterns are difficult to forecast with certainty. These factors should not be construed as exhaustive, and should be read in conjunction with the other cautionary statements that are included in those reports and documents. We believe that all forward-looking statements are based on reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, one should not place undue reliance on these statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update these statements in light of subsequent events or developments unless required by the Securities and Exchange Commission's rules and regulations. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in any forward-looking statement.

PRELIMINARY ESTIMATES

The presentation includes estimates for the third quarter of fiscal 2015 (LTM, QTD and YTD), which are based on preliminary internal financial reports and are subject to revision based on the completion of the third fiscal quarter accounting and financial reporting processes. Accordingly, our actual results may differ from these estimates and such difference may be material.

Q3 - Update

$’s in millions

Highlights

- LTM Adjusted EBITDA[1] - $755, a 22% increase vs. Q3 2014 LTM of $618
  - FX Adjusted 2015 Q3 LTM - $790
- Seven consecutive quarters of international SSS growth
- FFG generated an additional $52 in savings during Q3 taking total achieved savings to $248 (or 76% of $325 target)
- Additional $45 in LTM pro forma cost reduction when excluding FAO/TSQ expense and Consultant fees
- Global liquidity of over $1.4B



Net Sales
$12,361
$11,932
$590
$12,522
FY 2014
2015 Q3 LTM
FX
FX Adj. 2015 Q3 LTM
Adjusted EBITDA1
$642
$755
$35
$790
FY 2014
2015 Q3 LTM
FX
FX Adj. 2015 Q3 LTM

[1] See Appendix for reconciliation of Adjusted EBITDA to Operating Earnings
Note: SSS denotes Same Store Sales, FFG denotes Fit For Growth



Key Financial Metrics Through Q3

$'s in millions

SSS

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015
Domestic	3.8%	1.5%	(1.0%)	(4.5%)	(2.3%)	(2.5%)	(1.0%)
International	1.0%	2.5%	1.1%	2.2%	1.2%	3.3%	2.9%
Canada	1.1%	(0.7%)	(2.8%)	0.8%	4.7%	12.1%	14.0%

Adjusted Gross Margin %[1]

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015
Domestic	35.0%	36.0%	35.3%	32.4%	35.9%	36.2%	34.0%
International	39.3%	41.8%	39.3%	36.3%	39.2%	41.2%	38.2%
Consolidated	36.6%	38.3%	36.9%	33.9%	37.1%	38.2%	35.7%

Adjusted SG&A % of Sales[2,3]



35.5%
34.1%
34.9%
32.8%
36.8%
34.2%
2014
2015
Q1
Q2
Q3

LTM Adjusted EBITDA[3]



As Reported
Excluding FX
$578
$578
$619
$618
$666
$642
$710
$685
$755
$724
$790
$755
LTM Q2 2014
LTM Q3 2014
LTM Q4 2014
LTM Q1 2015
LTM Q2 2015
LTM Q3 2015

[1] Domestic and Consolidated segments exclude ($11) million and $19 million of adjustments related to obsolete inventory clearance in Q1 2014 and Q2 2014, respectively

[2] Adjusted SG&A is presented as net of Other Income

[3] See Appendix for summary of adjustments, reconciliations and GAAP numbers





Adjusted EBITDA Momentum Continues

$'s in millions


LTM Adj. EBITDA


$583
$642
$685
$724
$755
$21
$24
$800
FY 2013
FY 2014
LTM Q1 2015
LTM Q2 2015
LTM Q3 2015
LTM FAO / TSQ
LTM Consultant Fees
LTM Q3 2015 Proforma


Net Debt[1] / LTM Adj. EBITDA
Reduction in leverage of 2.1x
8.6x
6.9x
6.5x
Q3 2014
Q3 2015 Reported
Q3 2015 Proforma



[1] Net Debt is Total Debt outstanding less Cash and Cash Equivalents and Restricted Cash attributed to Debt

See Appendix for summary of adjustments, reconciliations and GAAP numbers

FFG Update

$’s in millions

Fit For Growth

	Initiatives	Dom.	Intl.	Con.
Margin	Marketing Eff.	$84	$--	$84
	End-to-End	27	--	27
	Private Label	18	12	30
	Sub-total Margin	**$129**	**$12**	**$141**
SG&A	In-Store Operations	$50	$15	$65
	Supply Chain	3	6	9
	Organizational Eff.	25	12	37
	Procurement & Other	56	17	73
	Sub-total SG&A	**$134**	**$50**	**$184**
	Fit For Growth Target	**$263**	**$62**	**$325**
	Fit For Growth Achieved	**$220**	**$28**	**$248**
	Balance Remaining	**$43**	**$34**	**$77**

Q3 Progress



76% of FFG Target Achieved
$196
$37
$15
$248
$325
Q2 ‘15
Domestic Q3
Intl. Q3
Q3 ‘15
FFG Target




Toys R Us


BABiES R US

OUR PASSION IS TO HELP FAMILIES ON THEIR JOURNEY TO RAISE HAPPY, HEALTHY, THRIVING CHILDREN!



Strategic Pillars

Grow and Build the TRU and BRU Brands Throughout the World

- Invest in stores
- Become Birthday celebration destination
- Grow private label
- Smaller concept stores
- Faster international expansion

Create a World Class Experience for Our Customers

- Develop empowered in-store teams
- Successfully complete the e-commerce insourcing project
- Fix “leaky bucket” customer attrition
- Redefine customer complaints handling system

Create a Strong Financial Foundation

- Continue to drive savings from Fit For Growth
- Transition to growth phase
- Create global “centers of excellence” around key functions
- Joint business planning with key partners

Make Talent and Culture a Competitive Advantage

- Create opportunities for sharing “Best Practices”
- Enhance career development programs
- Improve succession planning process
- Launch a new variable pay program



Focus for Holiday Season

- Deliver authority through deep assortment of key brands and categories
- Implement new marketing campaign to build engagement
- Ensure full shelves with improved approach to in-stocks
- Drive continuous improvement in customer experience and omnichannel execution


AWESOME


free shipping*
with every online purchase of $19 or more!
Tens of thousands of items every day!


black friday
Stores open on thursday 11/26 at 5pm!
see local store hours


Destination: Star Wars
Your Source for The Force!



Global Liquidity...

$'s in millions

Liquidity in-line with prior year

Gross Borrowing Capacity | Cash | Usage (including LCs)

	2013 Q4	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1	2015 Q2	2015 Q3
Gross Borrowing Capacity + Cash	$1,943	$1,829	$1,690	$2,410	$1,872	$1,658	$1,617	$2,404
Usage (including LCs)	108	324	514	1,003	99	533	604	995
Total Liquidity	**$1,835**	**$1,505**	**$1,176**	**$1,407**	**$1,773**	**$1,125**	**$1,013**	**$1,409**

Note: Total borrowing capacity is reduced by the $125 million excess availability covenant at Toys-Delaware; does not include uncommitted lines



...Supported by Healthy Borrowing Capacity

$'s in millions

North American ABL



$844
$103
$854
$216
$703
$342
$777
$877
$848
$99
$490
$464
$497
$473
$780
$913
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2013
2014
2015
Usage (incl LC's)
Excess Availability (net of $125 million covenant)

European/Australian ABL



$107
--
$122
$21
$70
$61
$138
$65
$86
--
$81
$33
$9¹
$40
$70
$112
$79
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2013
2014
2015
Usage
Excess Availability

[1] Impact of French DC Inventory excluded from Borrowing Base in Q2 2015



Debt Maturities

$'s in millions | As of October 31st, 2015

Maturity Profile

$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0

2015
2016
2017
2018
2019
2020+

Propco II Notes
Inc. Notes
Delaware B-2/B-3
Inc. Notes
Delaware FILO
Propco I Term Loan
UK Propco
Delaware B-4 Loan

2017 Maturity Profile

Q1	Q2	Q3	Q4
$ --	$ --	$450	$725

No significant debt maturities until August 2017 provides a clear path for business plan execution



Note: Excludes $814 million North American ABL borrowings, $79 million European/Australian ABL borrowings, $3 million Japan unsecured credit line borrowings, $26 million capital lease and other obligations, and $191 million of finance obligations associated with capital projects; Debt presented at face value



Strong Inventory Positions

$'s in millions

	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1	2015 Q2	2015 Q3
Canada	$177	$169	$266	$142	$172	$152	$244
Europe/Asia/Australia	$779	$733	$890	$569	$663	$649	$846
Domestic	$1,440	$1,442	$2,168	$1,353	$1,329	$1,410	$2,228
Total	$2,396	$2,344	$3,324	$2,064	$2,164	$2,211	$3,318
Total Liquidity	**$1,505**	**$1,176**	**$1,407**	**$1,773**	**$1,125**	**$1,013**	**$1,409**

YoY increase in Domestic inventory reflects improved in-stocks and depth of assortment



Note: Includes FX impact

Appendix



Toys"R"Us, Inc. Summary Q3 P&L

$'s in millions

Net Sales

	Q3 2014	Q3 2015	FX	Adjusted Q3 2015
	$2,459	$2,331	$127	$2,458

SSS	Q3 2014	Q3 2015		
Domestic	(1.0%)	(1.0%)		
International[1]	1.1%	2.9%		
Canada	(2.8%)	14.0%		
Consolidated	(0.1%)	0.6%		

Gross Margin



$908
$832
$47
$879
Q3 2014
Q3 2015
FX
Adjusted Q3 2015

	Q3 2014	Q3 2015	FX	Adjusted Q3 2015
Domestic	35.3%	34.0%		34.0%
International[1]	39.3%	38.2%		38.1%
Canada	38.6%	36.4%		36.3%
Consolidated	36.9%	35.7%		35.8%

Adjusted SG&A[2,3]



$905
$798
$42
$840
Q3 2014
Q3 2015
FX
Adjusted Q3 2015

	Q3 2014	Q3 2015	FX	Adjusted Q3 2015
Adj. SG&A Margin	36.8%	34.2%		34.2%

Adjusted EBITDA[3]



$3
$34
$5
$39
Q3 2014
Q3 2015
FX
Adjusted Q3 2015

	Q3 2014	Q3 2015	FX	Adjusted Q3 2015
Adj. EBITDA Margin	0.1%	1.5%		1.6%

[1] International includes Canada

[2] Adjusted SG&A is presented as net of Other Income

[3] See Appendix for summary of adjustments, reconciliations and GAAP numbers

Note: SSS denotes Same Store Sales and is presented in local currency



Toys“R”Us, Inc. Adjusted EBITDA Reconciliation

($'s in millions)	FY 2013	FY 2014	Q1 2014	Q2 2014	Q3 2014	Q1 2015	Q2 2015	Q3 2015	LTM Q3 2014	LTM Q3 2015
Operating (loss) earnings	(350)	191	($91)	(42)	(93)	(30)	15	(54)	($317)	$348
Depreciation and amortization	388	377	104	95	86	87	86	80	386	345
EBITDA	**$38**	**$568**	**$13**	**$53**	**($7)**	**$57**	**$101**	**$26**	**$69**	**$693**
Adjustments:										
Obsolete inventory clearance [(1)]	51	8	(11)	19	--	--	--	--	59	--
Prior period adjustments [(1)]	(1)	--	--	--	--	--	--	--	--	--
Compensation expense [(2)]	3	22	--	5	10	3	8	2	17	20
Sponsors' management and advisory fees [(2)]	22	18	6	6	2	5	--	1	19	10
Severance [(2)]	13	17	11	4	1	5	8	6	16	20
Store closure costs [(2)]	2	4	5	--	--	4	--	1	7	4
Obsolete inventory clearance [(2)]	--	1	--	1	--	--	--	--	1	--
Property losses, net of insurance recoveries [(2)]	--	(9)	--	(7)	(2)	--	--	(1)	(9)	(1)
Litigation [(2)]	23	(8)	--	--	--	--	(1)	--	3	(9)
Certain transaction costs [(2)]	1	(2)	--	1	--	1	1	--	1	(1)
Prior period adjustments [(2)]	17	--	--	--	--	--	--	--	17	--
Foreign currency re-measurement [(3)]	--	15	--	--	--	(6)	9	--	--	18
Impairment of long-lived assets [(3)]	44	13	3	4	1	2	2	--	45	9
Net gains on sales of properties [(3)]	(8)	(5)	--	(3)	(2)	(1)	(6)	(1)	(5)	(8)
Goodwill impairment	378	--	--	--	--	--	--	--	378	--
Adjusted EBITDA	**$583**	**$642**	**$27**	**$83**	**$3**	**$70**	**$122**	**$34**	**$618**	**$755**
SG&A	4,010	3,915	917	878	931	827	796	827	4,001	3,639
Other Income, Net	(37)	(53)	(12)	(15)	(16)	(22)	(22)	(21)	(33)	(75)

(1) The impact of these adjustments are excluded from the Gross Margin balances in this presentation
(2) The impact of these adjustments are excluded from the SG&A balances in this presentation
(3) The impact of these adjustments are excluded from the Other Income, Net balances in this presentation



Supplemental 2015 LTM Q3 Adjusted EBITDA

$’s in millions

Toys R Us, Inc.	Pre-Intercompany Adj. EBITDA[3]	Less Intercompany[2]	Post-Intercompany Adj. EBITDA[3]
Japan	$78	($25)	$53
Asia JV	53	(13)	40
Europe (ex. UK)[4]	131	(44)	87
UK[4]	34	(17)	17
Australia	3	(3)	--
Other Intl.[1]	17	--	17
Canada	84	(5)	79
Domestic[4]	629	(87)	542
Corp. & Other	(274)	194	(80)
	$755	$--	$755

[1] Includes fees from licensed operations

[2] Intercompany includes royalties, shared service fees and other intercompany items; does not include intercompany rent

[3] See Appendix for summary of adjustments, reconciliations and GAAP numbers

[4] Europe (ex. UK) and UK consolidate intercompany propco rents of $25 million and $37 million, respectively. Domestic consolidates $196 million and $102 million of net intercompany rent for Propco 1 and Propco 2, respectively

The table above was provided for informational purposes only and is not representative of how the Company manages the business



Supplemental Adjusted LTM Q3 2015 EBITDA Reconciliation

($'s in millions)	LTM Q3 2015 Consolidated Toys"R"Us Inc	Domestic	International	Toys "R" Us - Japan, Ltd.	Asia JV	Toys "R" Us Europe, LLC (excluding UK)	UK	Toys "R" Us Australia Holdings, LLC	Canada	Other International	Corporate and Other
Operating earnings (loss)	$348	$453	$257	$46	$37	$93	$21	($2)	$45	$17	($362)
Depreciation and amortization	345	183	110	30	16	30	13	4	17	--	52
EBITDA	**$693**	**$636**	**$367**	**$76**	**$53**	**$123**	**$34**	**$2**	**$62**	**$17**	**($310)**
Adjustments:											
Compensation expense (1)	20	--	3	1	--	1	--	--	1	--	17
Sponsors' management and advisory fees (1)	10	--	--	--	--	--	--	--	--	--	10
Severance (1)	20	3	10	--	--	5	2	--	3	--	7
Store closure costs (1)	4	4	--	--	--	1	(2)	1	--	--	--
Property losses, net of insurance recoveries (1)	(1)	(1)	--	--	--	--	--	--	--	--	--
Litigation (1)	(9)	(8)	(1)	(1)	--	--	--	--	--	--	--
Certain transaction costs (1)	(1)	(3)	--	--	--	--	--	--	--	--	2
Foreign currency re-measurement (2)	18	--	18	--	--	--	--	--	18	--	--
Impairment of long-lived assets (2)	9	6	3	2	--	1	--	--	--	--	--
Net gains on sales of properties (2)	(8)	(8)	--	--	--	--	--	--	--	--	--
Total Adjustments	62	(7)	33	2	--	8	--	1	22	--	36
Adjusted EBITDA	**$755**	**$629**	**$400**	**$78**	**$53**	**$131**	**$34**	**$3**	**$84**	**$17**	**($274)**
Total Intercompany Items	--	(87)	(107)	(25)	(13)	(44)	(17)	(3)	(5)	--	194
Adjusted EBITDA including Intercompany	**$755**	**$542**	**$293**	**$53**	**$40**	**$87**	**$17**	**$--**	**$79**	**$17**	**($80)**

(1) The impact of these adjustments are excluded from the SG&A balances in this presentation
(2) The impact of these adjustments are excluded from Other Income, Net balances in this presentation
Note: Intercompany includes royalties, shared service fees and other intercompany items



Supplemental Adjusted YTD Q3 2015 EBITDA Reconciliation

	Q3 YTD 2015										
($'s in millions)	Consolidated Toys"R"Us Inc	Domestic	International	Toys "R" Us - Japan, Ltd.	Asia JV	Toys "R" Us Europe, LLC (excluding UK)	UK	Toys "R" Us Australia Holdings, LLC	Canada	Other International	Corporate and Other
Operating (loss) earnings	($69)	$148	$43	$13	$23	($6)	($8)	($11)	$23	$9	($260)
Depreciation and amortization	253	135	79	22	12	20	10	3	12	--	39
EBITDA	**$184**	**$283**	**$122**	**$35**	**$35**	**$14**	**$2**	**($8)**	**$35**	**$9**	**($221)**
Adjustments:											
Compensation expense (1)	13	--	1	--	--	--	--	--	1	--	12
Sponsors' management and advisory fees (1)	6	--	--	--	--	--	--	--	--	--	6
Severance (1)	19	3	9	--	--	4	2	--	3	--	7
Store closure costs (1)	5	5	--	--	--	--	--	--	--	--	--
Property losses, net of insurance recoveries (1)	(1)	(1)	--	--	--	--	--	--	--	--	--
Litigation (1)	(1)	--	(1)	(1)	--	--	--	--	--	--	--
Certain transaction costs (1)	2	--	--	--	--	--	--	--	--	--	2
Foreign currency re-measurement (2)	3	--	3	--	--	--	--	--	3	--	--
Impairment of long-lived assets (2)	4	4	--	--	--	--	--	--	--	--	--
Net gains on sales of properties (2)	(8)	(8)	--	--	--	--	--	--	--	--	--
Total Adjustments	42	3	12	(1)	--	4	2	--	7	--	27
Adjusted EBITDA	**$226**	**$286**	**$134**	**$34**	**$35**	**$18**	**$4**	**($8)**	**$42**	**$9**	**($194)**
Total Intercompany Items	--	(53)	(67)	(17)	(9)	(24)	(10)	(2)	(4)	--	120
Adjusted EBITDA including Intercompany	**$226**	**$233**	**$67**	**$17**	**$26**	**($6)**	**($6)**	**($10)**	**$38**	**$9**	**($74)**

(1) The impact of these adjustments are excluded from the SG&A balances in this presentation
(2) The impact of these adjustments are excluded from Other Income, Net balances in this presentation
Note: Intercompany includes royalties, shared service fees and other intercompany items



Supplemental Adjusted Q4 2014 EBITDA Reconciliation

	Q4 2014										
($'s in millions)	Consolidated Toys"R"Us Inc	Domestic	International	Toys "R" Us - Japan, Ltd.	Asia JV	Toys "R" Us Europe, LLC (excluding UK)	UK	Toys "R" Us Australia Holdings, LLC	Canada	Other International	Corporate and Other
Operating earnings (loss)	$417	$305	$214	$33	$14	$99	$29	$9	$22	$8	($102)
Depreciation and amortization	92	48	31	8	4	10	3	1	5	--	13
EBITDA	**$509**	**$353**	**$245**	**$41**	**$18**	**$109**	**$32**	**$10**	**$27**	**$8**	**($89)**
Adjustments:											
Compensation expense (1)	7	--	2	1	--	1	--	--	--	--	5
Sponsors' management and advisory fees (1)	4	--	--	--	--	--	--	--	--	--	4
Severance (1)	1	--	1	--	--	1	--	--	--	--	--
Store closure costs (1)	(1)	(1)	--	--	--	1	(2)	1	--	--	--
Property losses, net of insurance recoveries (1)	--	--	--	--	--	--	--	--	--	--	--
Litigation (1)	(8)	(8)	--	--	--	--	--	--	--	--	--
Certain transaction costs (1)	(3)	(3)	--	--	--	--	--	--	--	--	--
Foreign currency re-measurement (2)	15	--	15	--	--	--	--	--	15	--	--
Impairment of long-lived assets (2)	5	2	3	2	--	1	--	--	--	--	--
Net gains on sales of properties (2)	--	--	--	--	--	--	--	--	--	--	--
Total Adjustments	20	(10)	21	3	--	4	(2)	1	15	--	9
Adjusted EBITDA	**$529**	**$343**	**$266**	**$44**	**$18**	**$113**	**$30**	**$11**	**$42**	**$8**	**($80)**
Total Intercompany Items	--	(34)	(40)	(8)	(3)	(19)	(7)	(1)	(1)	--	74
Adjusted EBITDA including Intercompany	**$529**	**$309**	**$226**	**$36**	**$15**	**$94**	**$23**	**$10**	**$41**	**$8**	**($6)**

(1) The impact of these adjustments are excluded from the SG&A balances in this presentation
(2) The impact of these adjustments are excluded from Other Income, Net balances in this presentation
Note: Intercompany includes royalties, shared service fees and other intercompany items



Simplified Capital Structure

$'s in millions | As of October 31st, 2015

Toys"R"Us, Inc. — Senior Notes | $850

Toys"R"Us-Delaware, Inc. (Toys-Delaware)

ABL | $814
B4 Term Loan | $1,018
Loans and Notes | $499

Wayne Real Estate Parent Company, LLC

Guaranty of B4 Term Loan

Toys"R"Us Europe

ABL | $79

Toys"R"Us Japan

Credit Lines| $3
Bank Loans | $56

Asia Joint Venture

Short-term borrowings| $8

Toys"R"Us Property Company II, LLC ("PropCo II")

Secured Notes | $725
Properties | 123

Toys"R"Us Property Company I, LLC ("PropCo I")

Term Loan | $929
Properties | 322

European PropCos (UK, France, & Spain)

Loans | $483
Properties | 66

Note: Chart has been simplified and does not include all entities; debt balances presented at face value and excludes capital leases and other and finance obligations associated with capital projects

